

USPB UPDATE

Volume 9, Issue 10   www.uspremiumbeef.com   **October 7, 2005**

Company announces cash distribution

USPB Perspective



By Steve Hunt, USPB CEO

One of the fundamental principles behind the creation of U.S. Premium Beef was a desire by our producers to own beef processing as a vehicle to guarantee market access, sell cattle on an individual animal basis and capture value added profits. We've continued to focus on delivering those benefits as we've grown to majority owner of National Beef and converted from a cooperative to an LLC.

On September 23, 2005, USPB made a cash distribution to each of its unitholders of record as of June 25, 2005, in the amount of $1.73 for the linked combination of each Class A unit and Class B unit held by such members.

Before our restructuring in August 2004, as a cooperative, USPB made a single cash patronage distribution, based on the total patronage dividend, to its patrons after taxable income was determined. As an LLC, USPB, which now has a December tax year end, passes its taxable earnings to its unitholders.

Under the terms of the USPB LLC Operating Agreement, the Board may make cash distributions of net cash flows from time to time and in aggregate amounts determined in its sole discretion. The Board authorized this distribution after taking into consideration such factors as earnings, available cash flows, liquidity, and other factors commonly considered in any business contemplating a cash distribution. As in the past, it is the goal of the Board to distribute enough cash to cover our unitholders' anticipated tax liability attributed to allocations of taxable income of the LLC.

We continue to focus on our long term goal of linking consumers' desires for safe, high quality, consistent beef with producers' ability to produce products that meet that demand. Staying committed to that principle has benefited our members and our company as well as our customers. ♦

Base and Market grids worked as designed

Comparing the Grids: A Look at Fiscal '05 Results

By Brian Bertelsen, Director of Field Operations

On December 27, 2004, USPB introduced its new Market grid giving members a way to market cattle through their company that previously would not have fit USPB's Base grid. The table below looks at how cattle on the two grids performed in fiscal 2005.

There are many differences between the two grids. The main difference is that the Market grid places significantly more emphasis on rewarding

...continued on page 4

USPB BENCHMARK PERFORMANCE DATA

	12/27/04—8/27/05			
	Base Grid		**Market Grid**	
	All	**Top 25%**	**All**	**Top 25%**
In Weight	721	725	701	696
Days Fed	159	164	167	171
Live Weight	1240	1245	1214	1201
Yield	63.65	64.24	63.89	64.55
Prime	2.58	4.09	1.06	1.28
Choice	61.73	71.35	48.51	57.12
CAB	12.26	16.46	6.40	7.35
Ungraded	2.08	1.07	4.05	2.23
Hard Bone	0.43	0.15	0.55	0.29
YG1	7.00	5.76	15.84	19.14
YG2	33.89	32.99	43.31	45.10
YG3	46.27	49.33	34.15	31.41
YG4	11.63	10.90	6.18	4.10
YG5	1.22	1.03	0.52	0.26
Lightweight %	0.59	0.28	0.37	0.24
Heavyweight %	1.13	0.90	0.79	0.51
QG Premium/head	$14.29	$27.94	$0.70	$10.54
Yield Premium/head	$10.45	$24.61	$10.76	$23.17
YG Premium/head	-$5.44	-$5.09	$0.21	$3.63
Out Wt. Discount/head	-$2.11	-$1.49	-$1.69	-$1.11
Steer/Heifer	$1.39	$1.75	$3.36	$3.27
Gross Premium/head	**$19.00**	**$48.51**	**$13.51**	**$39.61**
% Black Hided	75.86	79.92	52.05	41.57

U.S. Premium Beef, LLC Annual Meeting

See You in Wichita

Fiscal 2005 was a challenging year for the U.S. beef processing sector. The continued loss of export business due to the two BSE cases discovered in the United States, combined with the restriction of only importing boxed beef rather than live cattle from Canada for much of the year and increased competition for U.S. consumers' food dollars from competing protein sources, all impacted the ability to market beef profitably during much of the year.

However, National Beef (NBP) continued to find new ways to produce and develop markets for value added products during fiscal 2005. At the same time, NBP once again grew its share of the U.S. fed cattle market by completing a three year expansion of its Dodge City plant which has resulted in greater efficiencies in harvesting, processing and distributing beef products.

On November 30, you will have an opportunity to learn more about the performance of your company during fiscal 2005 at USPB's annual meeting. The activities will kick off Wednesday afternoon at 3 p.m. with a discussion about NBP's Age Verified program and how USPB members can participate and benefit from recording and maintaining animal age information. We'll also discuss how other USDA approved Process Verified Programs can be used by USPB members.

At 5:00 p.m. members will have an opportunity to meet USPB Board candidates. Dinner will be served at 6 p.m. followed by presentations from NBP management on the company's performance in fiscal 2005 and plans for fiscal 2006. At 7:30 p.m., USPB's annual business meeting will be held which will include a discussion on fiscal 2005 accomplishments and an election of two Board directors.

While our members have realized considerable financial success from marketing cattle through USPB, we continue to look for ways to increase the benefits of participating in our unique producer-owned company. As world markets reopen, we believe there will be greater opportunities for producers who have animal identification, age and source information for their cattle. We look forward to helping you capture those opportunities as they develop.

Cattle feeding chores can make it difficult to get away in late November, but I'd like to encourage you to attend USPB's annual meeting on the 30th. I'm confident you will go home with a better understanding of your company. I look forward to seeing you in Wichita.

Steven D. Hunt

Schedule

Wednesday, November 30*

2:00-6:00 p.m.	**Registration** **Outside Rm. 210**
3:00 p.m.	**Age Verified** **Overview Meeting** **Rm. 209B**
5:00 p.m.	**Meet Board Candidates** **Outside Rm. 210**
6:00 p.m.	**Dinner & National Beef** **Presentation** **Rm. 210**
7:30 p.m.	**USPB Business Meeting** **Rm. 210**
9:00 p.m.	**Social Hour** **Rm. 210**

*All meetings are at Century II Convention Center, 225 W. Douglas St., Wichita, KS

Annual Meeting Hotel:
Hyatt Regency Wichita—400 West Waterman—316-293-1234—(When making reservations request USPB's annual meeting rate or the Kansas Livestock Association convention rate. If you have questions or concerns please call USPB at 866-877-2525.)

Other Hotels Close to Century II:
Hotel at Old Town:
830 East First—316-267-4800
La Quinta Hotel:
221 East Kellogg—316-269-2090

Driving Directions to USPB Annual Meeting Location: Century II Convention Center

From the North or South:
Take I-135 to US Highway 54/E. Kellogg St. Go west on E. Kellogg (US Highway 54) to S. Broadway St. Turn right. Go north to E. William St. Turn left. Go west to Century II.

From the East or West:
Take Kellogg St. (US Highway 54) to S. Broadway St. Turn north to E. William St. Turn left. Go west to Century II.

U.S. Premium Beef, LLC
Annual Meeting Pre-Registration Form

November 30, 2005

Century II Convention Center, 225 W. Douglas St., Wichita, KS

Please complete and fax or mail to the USPB office by November 11, 2005.

PLEASE PRINT CLEARLY

Member Name: _____

Name for Name Badge: _____

Address: _____

City, State Zip: _____

Phone: _____ E-Mail Address: _____

Events:

Age Verified Overview Meeting
    3:00 p.m.
_____ Number of people attending

Dinner & National Beef Presentation
    6:00 p.m.
_____ Number of people attending

USPB Business Meeting
    7:30 p.m.
_____ Number of people attending

Additional Registrations:

(This meeting is exclusive to USPB members, family members and employees.)

Name: _____

Name Badge: _____

Relationship to USPB Member: _____

Name: _____

Name Badge: _____

Relationship to USPB Member: _____

Please complete form and return to:
U.S. Premium Beef, P.O. Box 20103, Kansas City, MO 64195
(866) 877-2525 phone • (816) 713-8810 fax

Comparing the Grids… *continued from page 1*

cattle with leaner Yield Grades, or higher cutability.

The second difference is that the Market grid plant averages are derived from non-grid cattle purchased by NBP in Kansas, Texas, and Oklahoma. The USDA cash prices are from these three states as well. On the Base grid these grid inputs are only from Kansas.

The Base grid has a fixed threshold for Choice or better. Premiums are paid for groups that are higher than 50%; discounts are applied to those that are less than 40%. The Market grid uses the actual plant average for the non-grid cattle that were harvested over the previous four weeks. The Market grid also uses plant averages to calculate premiums and/or discounts for Prime, Certified Angus Beef® and Ungraded.

In general, both grids reward cattle somewhat similarly for overall Quality Grade. The Market grid offers premiums for leaner cattle but the Base grid offers members the opportunity to feed cattle longer to maximize genetic potential for marbling and to maximize Yield. Depending upon grid inputs, there may be some difference in the calculated base price. The Market grid is designed to be more directly competitive to current cash markets.

USPB members recognized these differences and began to explore how they could market new and different cattle types on the Market grid that they had not felt comfortable delivering previously on the Base grid. These were generally cattle with more Continental breed influence—those that can combine leaner Yield Grades with high dressing percent or Yield. Members found that there was enough reward offered in these two areas that could offset a small discount for Quality Grade.

Since its introduction in December of 2004, 13.6% of all USPB cattle were delivered on the Market grid. Market grid cattle had lighter live weights, but yielded higher. Their Quality Grade was significantly lower, but their Yield Grades were noticeably leaner. In particular, notice that the Market grid top 25% had more Yield Grade 1 and 2's, but the top 25% on the Base grid actually had fewer Yield Grade 1 and 2's.

Market grid cattle generated significantly less Quality Grade premium, mostly due to lower grading of the cattle. They received a small Yield Grade premium compared to a discount of more than $5 on the Base grid. Market grid cattle also had less outweight discounts in part, due to the lighter slaughter weights and fewer heavyweight carcasses.

Overall Premium was about $5.50 more per head on the Base grid, yet a premium of $13.51 per head on the Market grid is rather impressive for cattle that previously might not have been marketed through USPB at all.

Notice the significant difference in the percent black-hided cattle. The Base grid is well suited for English cattle that can be fed to maximize their genetic potential for marbling. Yet, the Market grid can reward Continental cross cattle that combine the strengths of higher Yield and higher cutability.

The Market grid is a great opportunity for members to capture premiums on cattle they expect to "out-perform" the current cash market, especially during periods of strong cash prices, and also use delivery rights that they may have available.♦

Choice/Select Spread Increases

The USDA Choice/Select spread continued to strengthen last month which helped USPB's grids reward higher quality grading cattle in recent weeks.♦


USDA Weekly Choice/Select Spread
$/cwt, carcass basis
$24
$20
$16
$12
$8
$4
$0
99-03 AVG
2004
2005
1-Jan
1-Feb
1-Mar
1-Apr
1-May
1-Jun
1-Jul
1-Aug
1-Sep
1-Oct
1-Nov
1-Dec

ADDRESS SERVICE REQUESTED

U.S. Premium Beef, LLC
P.O. Box 20103
Kansas City, MO 64195